August 9, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100F Street NE

Washington, DC 20549

Attention: Mr. Karl Hiller

Ms. Tracie Towner

Mr. Michael Fay

Re:	TreeHouse Foods, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 21, 2013

File No. 001-32504

Dear Mr. Hiller:

We are writing in response to the letter of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated July 17, 2013 relating to the above referenced document. We have listed the comments from the July 17th letter in bold below followed by the response of TreeHouse Foods, Inc. (the “Company”):

Form 10-K for the Fiscal Year Ended December 31, 2012

Quantitative and Qualitative Disclosures About Market Risk, page 41

1.	We note that although you have disclosure stating that your commodity agreements could expose you to significant market risk, you have not provided details of these arrangements. We also note that you have disclosure in Note 14 beginning on page 74 indicating your derivative contracts are for a variety of commodities that may or may not be given accounting recognition due to your application of the normal purchases and normal sales scope exception described in FASB ASC 815-10-15-22 through 51, and that you provide some details of arrangements accounted for at fair value. We would like to understand the reasons you have not provided information on page 41 about all market risk sensitive instruments to comply with Item 305(a)(1) of Regulation S-K.

Unless you are able to show that such information would not be material, you should submit the revisions that you believe would satisfy at least one of the three disclosure alternatives set forth in this guidance; and provide the discussion of limitations that would otherwise cause your information to not fully reflect your net market risk exposures, and the comparative information for the prior year and any related narrative, to comply with Items 305(a)(2) and (3) of Regulation S-K.

United States Securities and Exchange Commission

Division of Corporation Finance

August 9, 2013

In addition, please submit an analysis of the arrangements that you believe qualify for the normal purchases and normal sales exception, with details sufficient to understand how the terms, nature and volume of these arrangements correlate with your operations and satisfy the criteria for this scope exception.

Response:

Commodity Risk Disclosure

The Company respectfully advises the Staff that in preparing the disclosure under Note 18 to the consolidated financial statements for the year ended December 31, 2012, the Company considered the disclosures that are generally required under Item 305(a)(1), (2) and (3) of Regulation S-K and concluded that the commodity related derivative contracts presented in Note 18 were not material. The fair value of the open commodity related derivative contracts as of December 31, 2012 was a liability of approximately $0.9 million, which represents less than 1% of our total liabilities as of such date, and was an insignificant component of our total purchases within the year. As disclosed in Note 18, the Company had outstanding contracts for soybean oil, natural gas and electricity, none of which were individually or collectively material, as further described below.

The Company uses approximately 200 million pounds of soybean oil on an annual basis. Some of the contracts qualify as normal purchases and normal sales (see discussion below), while others are accounted for as derivatives due to volumetric optionality provisions contained in the contracts. As of December 31, 2012, there were 8.7 million pounds outstanding under the derivative contracts, representing less than 5% of our annual usage, and the contracts were in a liability position of approximately $0.6 million. The impact of a 10% change in the value of the soybean oil contracts would be approximately $0.7 million, which the Company has deemed to be immaterial to the Company’s financial statements. The soybean oil contracts that were outstanding as of December 31, 2012 expired during the first and second quarters of 2013.

The Company’s outstanding natural gas contracts totaled 852,038 dekatherms or $3.2 million of value at December 31, 2012, had a fair value that resulted in a liability of approximately $0.2 million, and represented approximately 38% of our annual usage. The Company will use the natural gas in its operations throughout 2013. The impact of a 10% change in the value would be approximately $0.3 million, an amount that the Company does not consider material. These contracts were not designated as normal purchases and normal sales.

The Company’s outstanding electric contracts totaled 40,316 megawatt hours or $1.5 million of value as of December 31, 2012, had a fair value that resulted in a liability position of $0.08 million, and represented approximately 26% of our annual usage. Additionally, the outstanding contracts pertain to 5 of our 18 manufacturing facilities, representing less than 30% of our operating footprint, where the Company will use the electricity throughout 2013. The impact of a 10% change in the value of these contracts would be approximately $0.1 million, an amount that the Company does not consider material. These contracts were not designated as normal purchases and normal sales.

United States Securities and Exchange Commission

Division of Corporation Finance

August 9, 2013

In the future, the Company will continue to assess the materiality of its market risk sensitive instruments, and if its market risk exposure becomes material, the Company will provide the disclosure required by Item 305(a)(1) of Regulation S-K. In addition, in future filings, to the extent the Company continues to conclude that its commodity related derivative contracts are not material, the Company will revise its disclosure under Item 7A. “Quantitative and Qualitative Disclosures About Market Risk” to delete the statement that its commodity agreements as of the end of the applicable period could expose it to significant market risk.

Analysis of Derivative Contracts under FASB ASC 815-10-15-22 through 51

In an effort to manage the price risk associated with inputs used in the manufacturing of its products, the Company enters into a combination of derivative contracts, purchase orders and various short and long term supply arrangements. At inception, the Company reviews the terms of these contracts and arrangements, identifies any derivatives contracts and assesses them under the provisions of FASB ASC 815-10-15-22 through 51. The Company concluded that a majority of its contracts and arrangements as of December 31, 2012 were not derivatives.

The Company evaluates its derivative contracts in accordance with ASC 815-10-15-22 through 51 and has concluded that certain of these contracts meet the normal purchases and normal sales contract scope exception. Although the specific terms of each contract vary, the Company considers the following factors in reaching a decision with respect to whether a contract qualifies for the normal purchases and normal sales exception:

•	The contracts require a quantity of goods to meet the Company’s normal operational requirements and are typically for three to nine months of usage, depending on the item;

•	The Company takes physical delivery of the goods and has a history of doing so;

•	Product delivery is at the location where the product will be used;

•	The Company has not net settled any of its contracts;

•	The Company has not redirected any of its purchases;

•	If the price is variable, it is clearly and closely related to the item being purchased;

•	At inception, the Company documents its evaluation of the contracts as normal purchases and normal sales arrangements;

•	The contracts do not include volumetric optionality features; and

•	The contracts do not relate to power.

With respect to the contracts identified as derivatives as of December 31, 2012, those that did not qualify for the normal purchases and normal sales scope exception were recorded at fair value on the Company’s consolidated financial statements and are the subject of the first part of the response above. Contracts that were derivatives and identified as qualifying for the scope exception met the criteria noted above.

United States Securities and Exchange Commission

Division of Corporation Finance

August 9, 2013

With respect to derivatives for which the Company has documented and applied the normal purchases and normal sales exception as of December 31, 2012, the majority of the contracts and arrangements pertain to the purchase of corn syrup and soybean oil. In 2012, the Company’s corn syrup arrangements totaled approximately 260 million pounds of corn syrup, where our annual usage is approximately 265 million pounds. At inception, these contracts were reviewed and documented as qualifying for the normal purchases and normal sales exception. We documented that these arrangements contained a fixed volume, where the price of corn syrup was based on the underlying price of corn (which is clearly and closely related to the asset being delivered), delivery of the corn syrup was to be at the Company’s manufacturing locations during a particular period of time, and there were no volumetric optionality features in the contracts and arrangements. We also documented that the corn syrup will not be sold to a third party and will be used in our operations. The Company has never net settled a corn syrup contract, nor does it intend to net settle in the future. The Company also has never redirected purchased quantities.

With respect to soybean oil, the Company issues purchase orders throughout the year that equate to the majority of the 200 million pounds of our annual usage. Each purchase order typically covers a short period of time (one to three months) and pertains to a particular manufacturing facility. These purchase orders are with various vendors. At inception, these purchase orders are reviewed and documented as qualifying for the normal purchases and normal sales exception. We document that pricing is fixed either at inception of the contract or sometime before delivery of the product. We also document that we take delivery of the soybean oil at our manufacturing locations. The Company has never net settled a soybean oil contract, nor does it intend to net settle in the future. The Company also has never redirected purchased quantities.

In accordance with the Staff’s comments in your letter dated July 17, 2013, the Company hereby states as follows: (1) the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filing; (2) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

August 9, 2013

Please let us know if you need any additional information or if you would like to discuss any of these matters further. You can contact me directly at 708-483-1332.

Sincerely,

/s/ Dennis F. Riordan

Dennis F. Riordan

Executive Vice President and Chief Financial Officer

Cc:	Thomas E. O’Neill, TreeHouse Foods, Inc.

Bruce A. Toth, Winston & Strawn LLP

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